SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 20, 2008	By	/s/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	Joseph Villalta
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7003
s.k. chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2007 RESULTS

—     Net debt to equity ratio reduced by 24.1% from 3Q 07 to 4Q 07

Hsinchu, Taiwan, March 19, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2007. All U.S. dollar figures in this release are based on the exchange rate of NT$32.43 against US$1.00 as of December 31, 2007.

Net revenue on a US GAAP basis for the fourth quarter of 2007 was NT$6,101.6 million or US$188.1 million, an increase of 3.1% from NT$5,920.8 million or US$182.6 million for the same period in 2006 and an increase of 2.7% from NT$5,939.4 million or US$183.1 million in the third quarter of 2007. Under US GAAP, the gross margin for the fourth quarter of 2007 was 24.6%, compared to 31.7% for the same period in 2006 and 24.2% for the third quarter of 2007.

Net income on a US GAAP basis for the fourth quarter of 2007 was NT$1,231.8 million or US$38.0 million, and NT$14.70 or US$0.45 per basic common share, compared to NT$1,268.8 million or US$39.1 million, and NT$15.24 or US$0.47 per basic common share, for the third quarter of 2007. Net income under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$554.4 million or US$17.1 million and amortization of discount on convertible notes of NT$84.2 million or US$2.6 million for the fourth quarter of 2007 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$759.6 million or US$23.4 million and amortization of discount on convertible notes of NT$91.1 million or US$2.8 million for the third quarter of 2007. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the fourth quarter of 2007 was NT$761.6 million or US$23.5 million, and NT$9.09 or US$0.28 per basic common share, compared to non-GAAP adjusted net income of NT$600.3 million or US$18.5 million, and NT$7.21 or US$0.22 per basic common share in the third quarter of 2007.

Under US GAAP, net revenue for the fiscal year ended December 31, 2007 was NT$23,597.6 million or US$727.6 million, an increase of 15.8% from NT$20,375.2 million or US$628.3 million for the fiscal year ended December 31, 2006. Under US GAAP, net income for the fiscal year ended December 31, 2007 was NT$2,901.7 million or US$89.5 million, and NT$36.13 or US$1.11 per common share, compared to net income of NT$1,253.1 million or US$38.6 million, and NT$18.22 or US$0.56 per common share, for the fiscal year ended December 31, 2006. Net income for the fiscal year ended December 31, 2007 under US GAAP includes non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$1,156.8 million or US$35.7 million and amortization of discount on convertible notes of NT$357.5 million or US$11.0 million. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net income for the fiscal year ended December 31, 2007 was NT$2,102.4 million or US$64.8 million, and NT$26.18 or US$0.81 per basic common share.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2007 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We successfully achieved revenue growth over both the prior quarter and the fourth quarter of 2006, as well as on year-over-year basis, despite continued pricing pressure in DRAM products. We also increased our gross margin to 24.6% in the fourth quarter, compared to 24.2% in the third quarter of 2007. We will continue our efforts in cost reduction in 2008 to enhance profitability measures that added to our performance in 2007. In addition, revenue derived from our flash business increased by 16.2% in the fourth quarter of 2007 from the third quarter of 2007 as we increased our business with a strategic NOR flash customer, as well as gaining other new business from both Taiwan and overseas customers.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our CapEx in the fourth quarter of 2007 was US$37.3 million, which was down from US$39.9 million in the third quarter of 2007. The improved cash flow in 2007 made our net debt to equity ratio significantly reduced from 97.6% in the third quarter of 2007 to 73.5% on the fourth quarter of 2007. Our net debt is calculated by subtracting cash and cash equivalents and financial assets at fair value through profit or loss from the sum of short-term bank loans, long-term debts and current portion of long-term debts. We intend to remain conservative with our capital expenditures going forward to generate more free cash flow from our operation, and we intend to use the cash savings to reduce our debt.”

Selected Operation Data

	4Q07		3Q07		FY07
Revenue by segment
Testing		50%		48%		49%
Assembly		34%		36%		34%
LCD Driver		16%		16%		17%

Utilization by segment
Testing		81%		77%		78%
Assembly		86%		90%		86%
LCD Driver		69%		71%		71%
Overall		81%		80%		80%

CapEx	US$	37.3 million	US$	39.9 million	US$	187.9 million
Testing		52%		77%		50%
Assembly		42%		14%		34%
LCD Driver		6%		9%		16%

Depreciation and amortization expenses (US GAAP)	US$	55.6 million	US$	53.3 million	US$	213.4 million

First Quarter 2008 Outlook

Mr. Cheng continued, “So far in 2008, our DRAM business has faced a rapid decline in customer demand, which may result in a price cut in our DRAM business for the first quarter. We currently expect DRAM oversupply in the market to continue, and overall market visibility in following quarters remains limited. As a result, we currently expect flash revenue in the first quarter of 2008 to decline due to normal seasonality and fewer working days in February from Chinese New Year. Such seasonality is expected to have minimal impact on our NOR flash wafer sort business due to our long-term program with our NOR flash customer. Together with the growing NAND business, we currently expect our flash business will continue to play a significant role in our business going forward. Finally, our driver IC business in the first quarter of 2008 is still expected to be in the down cycle. We currently anticipate that the first quarter will be the bottom of 2008 for our driver IC business, and the demand may gradually come back in the second quarter mainly due to decreased inventory level in the channel. However, we remain cautiously optimistic about the LCD market in 2008.”

Considering all the negative impacts as: low capacity DRAM utilization rate, DRAM price erosion, seasonality in driver IC demand, and fewer working days in the first quarter, ChipMOS currently expects revenue for the first quarter of 2008 to be in the range of approximately US$144 million to US$150 million, which would represent approximately 20% to 23% decline compared to the fourth quarter of 2007. The Company currently expects US GAAP gross margin on a consolidated basis for the first quarter of 2008 to be in the range of approximately 8% to 11%, primarily due to lower capacity utilization. While we expect the market to be difficult in the first quarter of 2008, ChipMOS expects to have sufficient cash flow, and will continue its efforts on its cost savings to maintain profitability.

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2007 results on Wednesday, March 19, 2008 at 7:00PM ET (7:00AM, March 20, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 275713.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2007, 2006

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2007 (Unaudited)	Dec. 31, 2006 (Unaudited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2006 (Audited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2007 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	188.1	182.6	727.6	628.3	188.1	727.6
Cost of Revenue	140.9	124.5	537.9	439.5	141.9	539.5

Gross Profit	47.2	58.1	189.7	188.8	46.2	188.1

Operating Expenses
Research and Development	2.6	2.6	9.9	8.5	2.6	9.9
Sales and Marketing	0.7	0.9	3.0	3.3	0.7	3.0
General and Administrative	8.5	7.2	33.0	25.1	14.0	52.3

Total Operating Expenses	11.8	10.7	45.9	36.9	17.3	65.2

Income from Operations	35.4	47.4	143.8	151.9	28.9	122.9

Non-Operating Income (Expenses), Net	(7.1)	(0.7)	(20.7)	(6.9)	10.3	11.0

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	28.3	46.7	123.1	145.0	39.2	133.9
Income Tax Benefit (Expense)	0.6	(6.5)	(23.7)	(19.6)	(0.3)	(24.4)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	28.9	40.2	99.4	125.4	38.9	109.5
Cumulative Effect of Change in Accounting Principles	—	—	—	0.1	—	—
Minority Interests	(1.4)	(17.9)	(22.2)	(55.5)	(0.9)	(20.0)
Interest in Bonuses Paid by Subsidiaries	—	—	(8.8)	(4.6)	—	—

Net Income	27.5	22.3	68.4	65.4	38.0	89.5

Earnings Per Share - Basic	0.33	0.32	0.85	0.95	0.45	1.11

Shares Outstanding (in thousands) - Basic	83,821	69,891	80,305	68,781	83,821	80,305

Net Income - Diluted	31.4	21.73	80.9	68.1	24.4	70.3

Earnings Per Share - Diluted	0.28	0.22	0.75	0.77	0.22	0.65

Shares Outstanding (in thousands) - Diluted	111,045	99,087	108,207	88,296	111,045	108,207

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.43 against US$1.00 as of Dec. 31, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months and the Year Ended December 31, 2007, 2006

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended		Year ended		3 months ended	Year ended
	Dec. 31, 2007 (Unaudited)	Dec. 31, 2006 (Unaudited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2006 (Audited)	Dec. 31, 2007 (Unaudited)	Dec. 31, 2007 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	6,101.6	5,920.8	23,597.6	20,375.2	6,101.6	23,597.6
Cost of Revenue	4,569.0	4,037.3	17,444.1	14,253.3	4,603.0	17,496.7

Gross Profit	1,532.6	1,883.5	6,153.5	6,121.9	1,498.6	6,100.9

Operating Expenses
Research and Development	85.3	84.6	322.3	274.8	85.3	322.3
Sales and Marketing	24.2	28.1	98.3	107.5	24.2	98.3
General and Administrative	273.9	235.3	1,070.5	813.0	451.6	1,694.1

Total Operating Expenses	383.4	348.0	1,491.1	1,195.3	561.1	2,114.7

Income from Operations	1,149.2	1,535.5	4,662.4	4,926.6	937.5	3,986.2

Non-Operating Income (Expenses), Net	(231.8)	(22.1)	(669.2)	(223.2)	333.6	354.7

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	917.4	1,513.4	3,993.2	4,703.4	1,271.1	4,340.9
Income Tax Benefit (Expense)	21.1	(211.7)	(768.2)	(636.5)	(10.9)	(791.9)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	938.5	1,301.7	3,225.0	4,066.9	1,260.2	3,549.0
Cumulative Effect of Change in Accounting Principles	—	—	—	3.3	—	—
Minority Interests	(45.8)	(579.8)	(720.0)	(1,799.4)	(28.4)	(647.3)
Interest in Bonuses Paid by Subsidiaries	—	—	(285.8)	(149.5)	—	—

Net Income	892.7	721.9	2,219.2	2,121.3	1,231.8	2,901.7

Earnings Per Share - Basic	10.65	10.33	27.63	30.84	14.70	36.13

Shares Outstanding (in thousands) - Basic	83,821	69,891	80,305	68,781	83,821	80,305

Net Income - Diluted	1,019.4	704.8	2,622.5	2,207.2	792.6	2,279.5

Earnings Per Share - Diluted	9.18	7.11	24.24	25.00	7.14	21.07

Shares Outstanding (in thousands) - Diluted	111,045	99,087	108,207	88,296	111,045	108,207

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME TO NON-GAAP NET INCOME (UNAUDITED)

For the Three Months Ended Dec. 31 and Sep. 30, 2007, and the Year Ended 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months and the year ended Dec. 31, 2007 on a US GAAP basis, the Company uses a non-GAAP measure of net income, which is US GAAP net income adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income and non-GAAP net income per share to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended		Year ended
	Dec. 31, 2007	Sep. 30, 2007	Dec. 31, 2007
US GAAP Net Income (Basic)	38.0	39.1	89.5

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(17.1)	(23.4)	(35.7)
Amortization of discount on convertible notes(3)	2.6	2.8	11.0

Total Special Items	(14.5)	(20.6)	(24.7)

Non-GAAP Adjusted Net Income (Basic)	23.5	18.5	64.8

US-GAAP Net Income Per Share (Basic)	0.45	0.47	1.11

Adjustment for special items	(0.17)	(0.25)	(0.30)

Non-GAAP Net Income Per Share (Basic)	0.28	0.22	0.81

US-GAAP Net Income Per Share (Diluted)	0.22	0.17	0.65

Adjustment for special items	—	—	—

Non-GAAP Net Income Per Share (Diluted)(4)	0.22	0.17	0.65

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.43 against US$1.00 as of Dec. 31, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	Non-GAAP diluted net income per share for the third quarter and the fourth quarter of 2007 are US$0.17 and US$0.22, respectively, same as those under US GAAP, since US GAAP adjusted diluted net income has excluded the two non-cash special items for non-GAAP reconciliation.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Dec. 31 and Sep. 30, 2007 and Year Ended Dec. 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2007	Sep. 30, 2007	Dec. 31, 2007
Net Revenue	188.1	183.1	727.6
Cost of Revenue	141.9	138.8	539.5

Gross Profit	46.2	44.3	188.1

Operating Expenses
Research and Development	2.6	2.4	9.9
Sales and Marketing	0.7	0.6	3.0
General and Administrative	14.0	11.7	52.3

Total Operating Expenses	17.3	14.7	65.2

Income from Operations	28.9	29.6	122.9

Non-Operating Expenses, Net(2)	(4.2)	(3.6)	(13.7)

Income before Income Tax and Minority Interests(2)	24.7	26.0	109.2
Income Tax Expense	(0.3)	(4.7)	(24.4)

Income before Minority Interests(2)	24.4	21.3	84.8
Minority Interests	(0.9)	(2.8)	(20.0)

Net Income(2)	23.5	18.5	64.8

Earnings Per Share - Basic(2)	0.28	0.22	0.81

Shares Outstanding (in thousands) - Basic	83,821	83,252	80,305

Earnings Per Share - Diluted(2)	0.22	0.17	0.65

Shares Outstanding (in thousands) - Diluted	111,045	111,458	108,207

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.43 against US$1.00 as of Dec. 31, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash income for changes in the fair value of the embedded derivative liabilities of NT$554.4 million or US$17.1 million and amortization of discount on convertible notes of NT$84.2 million or US$2.6 million for the three months ended Dec. 31, 2007 and non-cash income for changes in the fair value of the embedded derivative liabilities of NT$759.6 million, or US$23.4 million, and amortization of discount on convertible notes of NT$91.1 million, or US$2.8 million, for the three months ended Sep. 30, 2007, and non-cash income for changes in the fair value of the embedded derivative liabilities of NT$1,156.8 million or US$35.7 million, and the amortization of discount on convertible notes of NT$357.5 million or US$11.0 million for the year ended Dec 31, 2007. Please see “Reconciliation of US GAAP Net Income to Non-GAAP Net Income (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2007 and Dec. 31, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Dec. 31, 2007 (Unaudited)	Sep. 30, 2007 (Unaudited)	Dec. 31, 2006 (Audited)	Dec. 31, 2007 (Unaudited)	Sep. 30, 2007 (Unaudited)	Dec. 31, 2006 (Audited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	158.3	121.5	181.8	158.3	121.5	181.8
Financial Assets at Fair Value Through Profit or Loss	17.1	19.0	59.5	17.1	19.0	59.5
Accounts and Notes Receivable	164.1	179.1	156.0	164.1	179.1	156.0
Inventories	32.2	25.4	29.2	32.2	25.5	29.2
Other Current Assets	17.0	53.0	12.4	16.9	53.0	12.4

Total Current Assets	388.7	398.0	438.9	388.6	398.1	438.9

Long-term Investments	11.0	11.3	11.3	11.0	11.3	11.3

Property, Plant & Equipment-Net	925.7	940.1	940.3	920.8	936.0	936.7
Intangible Assets	5.6	5.5	10.9	5.6	5.5	13.8
Other Assets	66.4	51.5	17.4	69.8	55.0	17.0

Total Assets	1,397.4	1,406.4	1,418.8	1,395.8	1,405.9	1,417.7

LIABILITIES
Current Liabilities
Short-Term Bank Loans	38.5	104.0	32.5	38.5	104.0	32.5
Current Portion of Long-Term Debts	209.6	184.6	72.0	210.6	196.4	72.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	44.1	35.6	55.4	44.1	35.6	55.4
Other Current Liabilities	58.5	53.2	48.1	71.9	63.2	62.3

Total Current Liabilities	350.7	377.4	208.0	365.1	399.2	222.2
Long-Term Liabilities
Long-Term Debts	349.2	357.1	490.3	344.7	359.5	519.2
Other Liabilities	11.4	15.2	14.8	18.4	16.2	15.5

Total Liabilities	711.3	749.7	713.1	728.2	774.9	756.9

SHAREHOLDERS’ EQUITY
Capital Stock	0.8	0.8	0.7	0.8	0.8	0.7
Deferred Compensation	(2.1)	(1.2)	(1.7)	(3.9)	(6.0)	(9.3)
Capital Surplus	384.7	383.4	301.3	374.6	374.4	291.6
Retained Earnings	194.0	166.9	133.3	195.8	158.2	114.1
Cumulated Translation Adjustments	8.6	6.4	2.1	8.6	6.4	2.1
Unrecognized Pension Cost	—	—	—	(6.3)	(1.9)	(1.4)
Minority Interests	100.1	100.4	270.0	98.0	99.1	263.0

Total Equity	686.1	656.7	705.7	667.6	631.0	660.8

Total Liabilities & Shareholders’ Equity	1,397.4	1,406.4	1,418.8	1,395.8	1,405.9	1,417.7

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$32.43 against US$1.00 as of Dec. 31, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Dec. 31, Sep. 30, 2007 and Dec. 31, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Dec. 31, 2007 (Unaudited)	Sep. 30, 2007 (Unaudited)	Dec. 31, 2006 (Audited)	Dec. 31, 2007 (Unaudited)	Sep. 30, 2007 (Unaudited)	Dec. 31, 2006 (Audited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,133.6	3,940.1	5,895.9	5,133.6	3,940.1	5,895.9
Financial Assets at Fair Value Through Profit or Loss	555.6	616.1	1,929.1	555.6	616.1	1,929.1
Accounts and Notes Receivable	5,322.7	5,807.4	5,060.8	5,322.7	5,807.4	5,060.8
Inventories	1,043.6	825.5	945.8	1,044.3	825.8	946.1
Other Current Assets	549.7	1,719.9	401.0	547.2	1,719.9	401.0

Total Current Assets	12,605.2	12,909.0	14,232.6	12,603.4	12,909.3	14,232.9

Long-term Investments	358.0	366.8	366.7	358.0	366.8	366.7

Property, Plant & Equipment-Net	30,020.4	30,486.5	30,494.3	29,861.6	30,355.7	30,377.7
Intangible Assets	180.4	177.2	353.0	180.4	177.2	446.7
Other Assets	2,152.1	1,669.5	565.3	2,262.6	1,785.2	552.1

Total Assets	45,316.1	45,609.0	46,011.9	45,266.0	45,594.2	45,976.1

LIABILITIES
Current Liabilities
Short-Term Bank Loans	1,249.2	3,373.3	1,055.3	1,249.2	3,373.3	1,055.3
Current Portion of Long-Term Debts	6,797.1	5,987.3	2,335.3	6,828.0	6,370.6	2,335.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,430.2	1,154.2	1,796.2	1,430.2	1,154.2	1,796.2
Other Current Liabilities	1,897.7	1,724.5	1,560.7	2,331.9	2,048.2	2,020.2

Total Current Liabilities	11,374.2	12,239.3	6,747.5	11,839.3	12,946.3	7,207.0
Long-Term Liabilities
Long-Term Debts	11,323.7	11,580.9	15,900.5	11,179.3	11,658.8	16,836.2
Other Liabilities	370.1	493.0	479.0	596.5	525.7	502.2

Total Liabilities	23,068.0	24,313.2	23,127.0	23,615.1	25,130.8	24,545.4

SHAREHOLDERS’ EQUITY
Capital Stock	27.5	27.5	23.0	27.5	27.5	23.0
Deferred Compensation	(69.4)	(39.8)	(56.6)	(125.0)	(195.7)	(303.1)
Capital Surplus	12,475.9	12,433.4	9,771.9	12,147.3	12,142.2	9,458.0
Retained Earnings	6,291.0	5,411.4	4,322.2	6,350.8	5,131.5	3,698.9
Cumulated Translation Adjustments	277.5	206.9	68.1	277.5	206.9	68.1
Unrecognized Pension Cost	—	—	—	(205.8)	(62.9)	(44.7)
Minority Interests	3,245.6	3,256.4	8,756.3	3,178.6	3,213.9	8,530.5

Total Equity	22,248.1	21,295.8	22,884.9	21,650.9	20,463.4	21,430.7

Total Liabilities & Shareholders’ Equity	45,316.1	45,609.0	46,011.9	45,266.0	45,594.2	45,976.1